UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41829

Primech Holdings Ltd.

60 MacPherson Road,

Siemens Centre, #04-08,

Singapore 348615
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 24, 2026, Primech Holdings Ltd. (the “Company”) issued a press release announcing “Primech Holdings Ltd. Provides Update on Legal Proceedings”. This press release is furnished herewith as Exhibit 99.1.

Exhibits

Exhibit No	Description
99.1	Press Release dated September 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: September 24, 2026	By:	/s/ Kit Yu Lee
	Name:	Kit Yu Lee
	Title:	Chief Financial Officer

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